Filed by URS Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Washington Group International , Inc.
Commission File No. of Subject Company: 001-12054
URS Presentation at the D.A. Davidson Engineering and Construction Conference
9/20/07

Brett:	...get started with our next presentation, which will be URS. URS is the largest engineering design firm in the United States. The company is in the process of closing its acquisition of Washington Group. And here to start us off will be Tom Hicks, chief financial officer.

Tom Hicks:	Thanks Brett. Good morning everyone. Thank you for attending. As Brett said, I’m Tom Hicks. I’m the CFO of U R S Corporation. And with me today is Martin Koffel, our Chairman and CEO, and Sam Ramrage, our vice president of investor relations. And together we’re gonna provide you a brief overview of URS, our markets and opportunities including our agreement to acquire Washington Group International, which we announced late in May. Before we get started, I’d like to refer you to slide two, which forward looking statements and slide 3 referring to additional information about our proposed merger with Washington Group International. And also mention that certain of the matters discussed today relating to our future business, future financial conditions and proposed merger with Washington Group International may be forward looking statements and subject to risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risk factors found in our latest SEC periodic filings and those contained in our preliminary joint proxy. We’re under no obligation to update any forward-looking statement discussed today. Today’s presentation also will include a discussion of certain non-gap financial measures, such as the ebidta. I would also like to note that due to SEC disclosure rules and our pending acquisition of Washington Group, we are limited in what we can say and we will limit our remarks today and in the Q and A session. Please understand that to the extent that we limit our answers to that, it’s solely because of the SEC issues that we’re working under until we close our transaction. And with that introduction, let me turn the mic over to Martin Koffel, our CEO. Martin.

Martin Koffel:	Well thanks Tom. Good morning. For the reasons Tom explained we’re confining ourselves to pre-prepared presentation so bear with us as we read this. I’m grateful to [UI] Davidson for giving us the opportunity to talk about our company and it’s kind of pleasant for us. Our office is one-and-a-half blocks away and we started there just a few years ago with quite a small company and have grown it here from San Francisco. So it’s normally we’re on an airplane like the rest of you. So it was nice to stroll down this morning and thank you to the firm for having us. As you were told in the introduction, we’re one of the largest engineering design firms in the world, certainly the largest in the U.S. We’re major providers of engineering, construction management, technical and operations management services to the federal government, particularly to the Department of Defense. We have, as you probably know, 2 operating divisions, the URS division and the EG&G division. And we have approximately 30,000 employees. We serve clients in over 50 countries. We’ve got a very attractive operating profile. We don’t need significant capital investment to operate our business. And, of course, our most important asset is our people. You know, quite literally in our business the left-hand side of the balance sheet goes home at night and our job is to create a great environment so they will come back the next morning. The business is well diversified across in markets, across clients and across geographies. That’s allowed us to generate stable revenue growth over the years and stable profitability through sequential market cycles. And we’ve been at this some years now and if you look at the consistency of our earnings and the consistency of our cash flow, it’s been very steady. We’re well-positioned to benefit from positive trend in our key, in 3 of our key markets and the federal government at the state and local government market and the private sector. To service that, we’ve got a book of business of $13.9 billion which should generate growth in the future. And finally, URS is financially strong. We produce significant net-free cash flow. We have low capital requirements, as I mentioned. And today a debt to capital ratio that is down to 8%. As most of you know, we’ve successfully used debt over the years to fund acquisitions. In fact, we used debt for all of our acquisitions. With the acquisition of the Washington Group, which is pending, our debt to total capital ratio will be approximately 34%. You can compare that with our last acquisition, which was the acquisition of EG&G in 2002 and debt level for the Washington Group transaction will be significantly lower. The EG&G transaction had debt at 58%. Key strength has been our ability to anticipate changes in the market. We like to feel that we, the market, we have the market at our fingertips to some extent and we’ve been able to capitalize on opportunities for our stockholders to use that balance sheet and to move at the appropriate time. In the early 1990’s URS was a small engineering firm and with slightly over a hundred million in annual revenues. It had about 900 employees. And in the next decade the current management team built URS through a combination of organic growth and these strategic acquisitions. In 1996 we acquired Greiner Engineering, a public company, which doubled our size and gave us increased expertise in the transportation sector. It also added geography in important places, such as the southeast. Now this sector was soon to benefit from the passage of landmark federal funding programs for highway and airport projects. The next year we added, in 1997 we added Woodward Clyde, again doubling our size from the level we were at and giving us relationships with more than half the Fortune 500. Up to that point, we were entirely in the public sector. In 1999 we acquired [Dames & Moore], a public company again, doubling our size once more and expanding our business overseas. And that transaction also added to our Fortune 100 client base and increased our exposure in what was in the growing mass transit market, a move that has really paid off for us in the ensuing years. And then in 2002 we acquired EG&G, which gave us exposure to the rapidly growing market for systems engineering, technical assistance and M&M work for the Department of Defense. At the final bar of the chart on the right reflects the anticipated annual revenue from the combination of URS with the Washington Group, an acquisition we expect to close later this year. Based on the previously issued guidance that was given for both companies, we estimate that URS and Washington Group combined would have approximately $8.8 billion in revenues for 2007. We’re obviously very excited about this. I mean it’s and a logical move for us, it’s our fifth significant acquisition. It’ll create a well diversified single source engineering construction company, something which has been something of a strategic dream for us for a decade. [UI] I’ll describe later it’s a very logical next move. Our revenues are diversified across 4 sectors. At state and local government, which accounted for 22% of our 2nd quarter revenues this year. And the federal sector, which accounted for 41% of our 2nd quarter revenues. And this includes revenues from both the URS and EG&G divisions. Domestic private industry, which primarily reflects our work for Fortune 500 type multinational clients, that accounted for 27% of revenues. And our international revenue accounted for 10% of the total. As I noted earlier, we’ve got these 2 operating divisions. URS on the left provides engineering design services to a diversified group of end markets including environmental, transportation facilities, water waste water and industrial infrastructure and process markets. And the EG&G division provides technical operations and maintenance, training and logistical services for the federal government, primarily the U.S. Department of Defense. We’ll look at our federal sector first. We divide the federal sector into 2 parts. At first we infrastructure and design engineering, which is executed primarily by the URS division. And the support services provided by EG&G. The combination of these services allows us to address growth in several federal markets, including defense systems, homeland security, installation logistics and environmental and facilities. One of the underlying trends we’ve seen in the increasing use of outsourcing by the Department of Defense to allow the military personnel to focus on core military functions, keep the uniformed men as war fighters, using contractors of military personnel or government employees, provide significant cost savings for the government in outsourcing activities. The saving is estimated to be 30% for the federal government. The majority of our projects are funded out of the operations and maintenance and the military construction budget items. And these funding trends are more stable than other areas of the budget. We’re also well positioned for work on the most recent round of the Bates realignment and closure [UI] BRAC which we’re all familiar with. Our federal sector projects include the provision of maintenance repair and upgrading services for military vehicles and for weapons systems. We’re also the largest private sector trainer of military pilots in the world. And we provide construction management services [UI] such as this large hangar facility for C-117 aircraft at Hickam Air Force Base in Hawaii. Trends in the state and local government sector are very positive as a result of the renewed focus on infrastructure investment and favorable funding developments. That includes the approval of major bond initiatives for infrastructure programs across the country. The overall strength is state budgets and increases in capital programs by those governments. The implementation of safety [UI] the federal highway funding bill and increasing use of public-private partnerships to fund infrastructure projects. We’ve got an attractive position in this sector with a presence in all 50 states, all major metropolitan areas and many smaller cities. And we have long-term relationships with key agencies around the country. In the private sector we have approximately 2,300 clients, including more than half of the Fortune 500. We provide a wide range of services, including [UI] engineering, facilities design and construction management. Over the past several years we’re focused on building close working relationships with large multinational corporations through what we call our master service agreements, MSA’s. MSA’s have allowed us to capture increased spending by multinational clients in the U.S. and overseas, those based in Europe and Asia as well as the U.S. And these contracts are of growing importance as companies increasingly turn to fewer highly qualified suppliers. Today MSA’s account for approximately 75% of our private sector revenues. We’re also benefiting from our strength in the power industry, including retrofitting coal-fired power plants with flue gas desulphurization or [UI] scrubbers. These scrubbers reduce sulfur dioxide emissions, allowing utilities to comply with stringent emission control regulations. And here is an example of private sector projects we’re performing for the Tennessee Valley Authority, for BP and for DuPont. I shall now turn the presentation back to Tom Hicks, who will give you a brief overview of our financials.

Tom Hicks:	Thank you Martin. Our balance sheet is pretty straight forward. The business model we employ, as Martin mentioned, really does not require significant investment. And to the extent there is investment, it’s concentrated in accounts receivable. Our investment in property plant and equipment is less than $170 million, which is very modest for a $4.8 billion company which we project to be in 07. The other key point I think is we have reduced our debt to 132 million, which is a debt to capital ratio today of about 8%. That’s down from 58% when we completed the EG&G transaction in 2002. And that’s an example of historical focus on deleveraging and the aggressive focus on cash flow management that we have in the company. It’s a culture that’s been developed over a number of years that permeates all of our management team. Now revenues for the 2nd quarter of 2007 ended June 29th were 120...1.25 billion and that’s a record for us. That’s up 17% from the same quarter the prior year. And our earnings per share increased 11% for that same time period. Our cash flow is up on the screen now. We generated $73 million in operating cash flow during the 2nd quarter. And a significant portion of that we used to repay debt. And, as I said, our record of producing strong and consistent cash flows is increasingly important in times like today when we have turmoil in the credit markets. Let me talk a little bit about our book of business. This is, Martin commented on this earlier, and we report our book of business in 4 categories. Backlog, which is the blue section of each of these stacks, consists of signed contracts and task orders. These are billable contracts which we are doing work on and have an agreement in place allowing us to build that and collect the money for that. The next level, the green level in the stack, is called designations. And this is a unique category I think, I don’t think anyone else in the industry reports this. And this is primarily in our state and local infrastructure marketplace where the selection process typically focuses on technical capability as a first step. And once you’re selected as the winner of a competition technically; therefore, you’re designated as a winner, you then go into a negotiation process to finalize the financial terms and conditions. 90 to 95% of these amounts turn into hard backlog within a relatively short period of time. The yellow part of the stack represents indefinite delivery contracts. These are long-term contracts under which individual task orders must be issued before we can begin work. They are basic ordering agreements, if you will, that lay out the terms and conditions which allow our people to go out and focus on selling the technical work with all of the terms and conditions already pre-negotiated. And then finally the top level, the red part of the stack, represents option years on existing contracts. You can see here our total book of business is approaching $14 billion at the end of Q2 and the other thing I’d like to point out is the large growth in the designations category, from 1.5 billion at the end of 06 to 1.9 billion. That’s an early indicator of how robust the state and local infrastructure market is, as Martin alluded to earlier. So we’re very confident that this book of business gives us good indications of what our prospects are for revenue growth going forward. I’ll turn it back over to Martin now.

Martin Koffel:	I’m gonna talk a little about the acquisition of the Washington Group. We had a very exciting Memorial Day weekend when it all came together in New York and on May 29th we announced the transaction jointly with the Washington Group. It will create a diversified single source provider of some real size in the engineering and construction market. And we believe it’s a compelling transaction that should have significant benefits to the holders of both companies. We will become one of the few fully integrated E&C funds capable of serving the entire project delivery chain from initial planning, engineering and construction of a project to operations and maintenance. Clients across our public and private sector markets increasing are looking to single source providers to complete their needs and we’ll be emerging as a very large provider in that market. The transaction will also enhance the capabilities of both companies in the rapidly growing infrastructure and power markets. In power the combined company will offer a full range of integrated E&G services for coal-fired gas and for nuclear plants. The company will have one of the largest teams of nuclear scientists and engineers in the industry, enabling us to address the anticipated increase in investment in nuclear energy facilities going forward. The combination will also enhance the leading positions of both companies in the flue gas desulphurization market. In the infrastructure market, the traditional cornerstone of URS, we will be positioned to meet growing demand for fully integrated services on large-scale projects. And this combined with our network of offices throughout the country gives us a competitive advantage in the U.S. infrastructure market. We’ll also consolidate our position as a major federal contractor to the U.S. Department of Energy and the U.S. Department of Defense. The combined company will be among the leaders of our industry in terms of scale and geographic reach with 55,400 employees [UI] and projects in over 60 countries. We expect that the transaction will enhance the company’s financial position, including especially the cash flow. At $422 million our combined 2006 ebidta would have ranked as 2nd amongst the publicly traded E&C companies. And you’ll find a reconciliation of ebidta to net income at the end of the slide presentation. We’ll have a combined backlog exceeding $11 billion to support future growth. And importantly, URS and the Washington Group share the same values in management philosophies. One of the strengths of URS is across 4 larger acquisitions has been the integration of the business, including the cultural integration. It’s always helped if the values are shared in common and that’s very much [UI] here, this shared service culture, a conservative view towards risk, a keen focus on professional development and, of course, on workplace safety, the well-being of the employees is everything. Strong corporate governance policies and dedication to financial transparency. Now here are some of the terms of the transaction. And Washington Group stockholders will receive $43.80 in cash and .772 shares of URS common stock for each Washington Group share. Now post closing Washington Group stockholders will earn approximately 32% of URS Corporation. Now financing for the cash portion of the transaction is fully committed and the stock portion of the transaction is intended to be tax-free to Washington Group stockholders. And the transaction is subject to the approval of both URS and Washington Group stockholders and other customary closing conditions. In early July we received antitrust clearance under the [UI] Act. Our most recent joint preliminary proxy statement was filed on September the 18th, 2007 and currently is being reviewed by the SEC. And we expect to complete the acquisition by the end of the 4th quarter, as we previously announced. The transaction is structured to include approximately 45% equity in the form of URS shares and approximately 55% cash. And this results in debt to total capitalization of approximately 34%, as I mentioned earlier in the presentation. An estimated debt to ebidta ratio of 3.4 times. It’s the most gently leveraged of all of the 5 acquisitions that we’ve done over the years since 1996. And we’re very comfortable with these levels of debt, given the expected free cash flow of the combined company. And, of course, our experience in managing significantly higher debt levels from past transactions. URS nevertheless remains committed to deleveraging and to maintaining a strong balance sheet. And we’ve several times demonstrated our ability to delever following strategic acquisitions. We expect the transaction to be accretive to cash [EPS] in 2008 and beyond and mutual to accretive to gap EPS in 2008 and accretive to gap EPS in 2009 and beyond. Now we haven’t included revenue synergies expected through the acquisition but we believe the long-term growth opportunities of the combined company could be higher than the growth rates for URS and Washington Group on a stand-alone basis. Well that concludes our prepared presentation remarks for today. We’d be pleased to take your questions. If you’d state your name and your company affiliation. Once you’ve asked you question, I’ll repeat it for the benefit of those listening from the webcast. I ask that you limit your questions to those about URS alone. Due to compliance with security laws and regulations, which Tom explained, we cannot provide any additional information on the transaction to acquire the Washington Group other than what Tom and I have provided this morning. As I noted, we filed our most recent joint preliminary proxy statement on September 18, 2007 and which has further reformation on the transaction. So with that, we’d be pleased to take your questions. Sir.

UM1:	[UI] Capital I just had a question about the state and local [UI] market from the [UI] has yet what they’re change [UI]

Martin Koffel:	The question was about the state and local government market across the country and whether changes in the credit market have affected it. No. I mean you can run out scenarios which say that tax bases could shrink, property tax receipts could shrink, theoretically going forward. We see no immediate changes. Remember also there’s been a shift to very strong bond initiatives. And in the first quarter of this year there was a hundred billion of state and local government bonds actually taken to cash. In the 2nd quarter this year there was about 90 billion. We see that trend going forward. You’ve also got public-private partnerships engaged in underpinning a lot of this infrastructure. And while we’re obviously aware of that potential and we monitor all of those statistics and we monitor the budget situations in every state, that wouldn’t be on my list of things I’m most concerned about. Sir.

UM2:	[UI]

Martin Koffel:	The question was about troop withdrawals from Iraq with suggested scenarios of 100,000 troops at a residual level in Iraq or 50,000. It’s a very nice thought. I have a son in the military so it sounds good. If I may comment, I think levels, you know, 50,000 or 100,000 are a little way off, certainly 50,000. Having said that, our interest is mostly in the equipment. I mean we’re interested in the welfare of the troops, particularly those we support over there and support at home but our business is concerned with the maintenance and refurbishing of equipment. Perhaps a good way to answer it is to say that if there was a theoretical and sudden withdrawal, I mean extremely unlikely, but if a lot of equipment came back, we would be very busy. I understand the policy is that we’re not going to leave very much behind and so a lot of heavy equipment would come back to the U.S. and the programs we have would be pretty active in terms of refurbishing them. We work on equipment and speaking of URS, we work on equipment out of two programs, the recap and the reset program. Recap involves, which is recapitalization, involves taking used up Humvees, trucks [UI] tanks and the like and essentially stripping them down and rebuilding them and returning them to the military inventory so they can then be assigned to a unit. They’re essentially as new. Refit is, if you look at a reset vehicle and a recap vehicle, you wouldn’t see the difference, but refit is returning them to operational condition and sending them straight back to the unit. And we operate under both. And some of that work, in fact, is now being done in the Middle East. So I think we’d be pretty busy. Remember, we’re not, the other point I’d like to make is that we’re not affected by reductions in platform purchases by the Department of Defense. If there are less C-130 aircraft purchased or less submarines purchased, if anything, that creates a higher operational [UI] the existing inventory of platforms and that’s where our contracts are, that we would tend at least for quite some years, for a good portion of a decade as the life cycle of the existing inventory of extended, we’d be pretty busy under our contracts.

UM2:	And to follow up on that. Would you, under that scenario would do [UI]

Martin Koffel:	If the troops came home?

UM2:	Yes

Martin Koffel:	To the extent that there’s been any delay in the BRAC program and then after things stabilized, if you’re envisaging, you know, a peacetime economy, which is hard to envision, but taking that approach, yes. But the thing to keep in mind about BRAC is that BRAC really has not been delayed at all, it is not being underspent. The aspects of the BRAC program that relate to the last round of BRAC, which is some 7 years ago, certainly have been held back or attenuated. That relates to the handing over of military facilities to the civilian population or the environmental clean-up. In fact, the BRAC, the initial BRAC money has been used mostly for the transformation of the military, which means shutting down bases, for example, in West Germany and moving them east toward [UI] into Poland and places like that. So we’re being pretty busy under BRAC but it’s more the transformation nature than the traditional BRAC purpose, which is to decontaminate sites and hand them back. That will come in due course. Another question. Gentlemen in the back.

UM3:	[UI]

[UI]

Martin Koffel:	Yeah. We could talk generically [UI] would you like to Tom. We can talk generically about it but I’d like to keep off the Washington Group’s interest in this.

Tom Hicks:	Well as you know, the sentiment is changing and we have former antagonists of nuclear power changing their tune a little bit as they start to realize that perhaps it’s actually a good alternative going forward under certain conditions. So from our perspective, it looks as if nuclear power has the opportunity to see a resurgence. There’s certainly embedded political opponents to it and certainly in the U.S. and Western Europe. But one can imagine that there will be great opportunities going forward if you look at the alternatives that the power industry has. As you probably know from the popular press, you read that there’s a significant amount of early stage work being done in the nuclear industry and we’re participating in some of that, as is a lot of our competitors. So we’re very optimistic, although I would say cautiously optimistic that there are good opportunities for us going forward. I think the best thing to do is watch and see how the first couple of opportunities evolve. If they really get to the point of construction activity and that will be the best indicator of what’s going to follow.

Martin Koffel:	There are scores of new plants in the U.S. being discussed. The issue will be how many actually [UI] the point of applying for permits. I mean overseas [UI] about the opportunity overseas as much as domestically. Overseas it’s, I think a lot of it’s tied in with treaties and fears of the misuse of nuclear energy and so forth. It may be that in a sequencing sense but domestic plants become the first opportunity for U.S. firms and the clean-up of spent nuclear fuel overseas becomes sequentially the 2nd immediate opportunity. Another question.

UM4:	[UI]

Martin Koffel:	The question was about where the most attractive opportunities lie in U.S. infrastructure. It tends to follow population and it tends to derive from the older estates with crumbling infrastructure. So, you know, our key markets are New York State, New York City. If we rank our markets by size, New York City is as big as obviously many of the states. Pennsylvania, Texas, Ohio, California, Washington State, about 12 states drive the business. The bonding initiatives have been, and I neglected to mention Florida, which is a very, very large state that has, you know, well developed tollway system. The bonding initiatives have been most prevalent in Texas and California. Enormous resurgence of bonding in California. The program led by the current administration in California rivals the program of Governor Pat Brown, which goes back to 1960. There’s a lot of bonding in it and a lot of state revenue as well. You know, I would say California, Florida, Texas, New York would be the dominant states. And we have found over the years if New York and California contract, we would tend to see a trend [UI] if they expand as they are, we’d see the, you know, the other trend, positive trend. Any more questions? Thank you.

Tom Hicks:	Thank you very much.
[End of recording]
Forward-Looking Statements
Statements contained in this presentation that are not historical facts may constitute forward-looking statements, including statements relating to the timing of and satisfaction of conditions to our proposed merger with Washington Group International, whether any of the anticipated benefits of the merger will be realized, future revenues, future net income, future cash flows, future competitive positioning and business synergies, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future backlog, future debt payments and future economic and industry conditions. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties. We caution that a variety of factors could cause the Company’s business and financial results to differ materially from those expressed or implied in the Company’s forward-looking statements. These factors include, but are not limited to: an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s and our partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; the Company’s ability to maintain adequate insurance coverage; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service the Company’s debt; the Company’s future indebtedness upon the completion or termination of the Company’s proposed merger with Washington Group International; risks associated with international operations; business activities in high security risk countries; project management and accounting software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company’s Form 10-Q for the quarter ended June 29, 2007, and in the Company’s preliminary joint proxy statement/prospectus, filed on July 19, 2007, as amended, with the Securities and Exchange Commission (the “SEC”) as well as in other reports filed from time to time with the SEC. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes no obligation to revise or update any forward-looking statements.
Additional Information and Where to Find It
In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group International (“Washington Group”) filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) on July 17, 2007, as amended, and URS intends to file a registration statement on Form S-4. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.